June 18, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER

17 U.S.C. SECTION 200.83

BY DOUBLEDOWN INTERACTIVE CO., LTD.

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kathryn Jacobson

Mr. Craig Wilson

Mr. Jeff Kauten

Ms. Kathleen Krebs

Re:	DoubleDown Interactive Co., Ltd.

Staff Comment Letter, dated June 12, 2020, in connection with

Registration Statement on Form F-1, filed June 2, 2020

File No. 333-238884

Ladies and Gentlemen:

This letter is submitted on behalf of DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (File No. 333-238884) (as amended, the “Registration Statement”), filed with the Commission on June 2, 2020, as set forth in your letter dated June 12, 2020 addressed to Mr. In Keuk Kim, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently submitting to the Commission, electronically via EDGAR, the Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments. As advised by the Staff in light of the COVID-19-related workplace issues, we are not at this time separately delivering to the Commission for the Staff’s reference hard copies of the Amendment No. 1 and the exhibits filed therewith, but will of course do so in the future if and when the Staff considers appropriate.

GREENBERG TRAURIG, LLP ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ∎ Los Angeles, California 90067-2121 ∎ Tel 310.586.7700 ∎ Fax 310.586.7800

CONFIDENTIAL TREATMENT REQUESTED BY DOUBLEDOWN INTERACTIVE CO., LTD.

U.S. Securities and Exchange Commission

June 18, 2020

The Company notes the Staff’s comment regarding submission of requests for acceleration pursuant to Rules 460 and 461.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No.1.

Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our marketing efficiency, page 53

1.

We note your response to prior comment one. On page 25 you disclose that you track paying players as a performance metric. For more balanced disclosure, please consider disclosing the percentage of paying players in a given cohort that account for the cumulative revenues used to measure the payback period over your reported periods. For additional context, with respect to your marketing efficiency, please consider disclosing the average lead time it takes new paying players to make their initial in-app purchases after their initial install of the game.

Response to Comment No. 1:

The Company thanks the Staff for its comment and advises the Staff that it has added the following line item to the payback period table on page 53 in consideration of the Staff’s comment:

	2016	2017	2018
New players contributing in payback period (%)	4.8	2.9	2.9

In addition, the Company advises the Staff that, with respect to average lead time to initial purchase in the payback period, the Company has experienced limited variance in average lead time to initial purchase from year to year during such period, with an average of 40 days over the three years from 2016 through 2018. Consequently, the Company does not consider this a useful metric in measuring its marketing efficiency and, for competitive reasons, the Company does not wish to disclose the year-on-year information specifically. However, the Company has revised the second paragraph under the table on page 53 as follows (new text in bold):

“Our payback period fluctuates based on our total cost of acquiring new players for a given period and our ability to subsequently monetize those players. In recent years, we have experienced decreases in our payback period as our monetization of players has increased, resulting in a corresponding decrease in the percentage of players required in a given cohort to account for cumulative revenues in the payback period. In addition, in the three-year period from 2016 through 2018, the average lead time to initial purchase in the payback period for a given cohort has remained relatively stable at approximately 40 days.”

CONFIDENTIAL TREATMENT REQUESTED BY DOUBLEDOWN INTERACTIVE CO., LTD.

U.S. Securities and Exchange Commission

June 18, 2020

2.

You disclose that your ability to effectively manage new player acquisition cost, or fees paid to marketing partners for new installs, is a key competitive advantage to your business. Please also consider disclosing the year-over-year percentage change in such costs, relative to sales to highlight your ability to effectively manage new player acquisition costs.

Response to Comment No. 2:

The Company respectfully advises the Staff that it has considered the Staff’s recommendation to disclose the year-over-year percentage change in the Company’s user acquisition costs, relative to sales. The Company has accordingly revised its explanation of sales and marketing expenses on page 63 to disclose the specific amounts related to user acquisition costs and its percentage relative to sales as set out below (revised text in bold):

“Sales and marketing expenses decreased by 10.3% from $39.9 million in 2018 to $35.8 million in 2019, primarily due to a reduction in user acquisition advertising spend for DoubleDown Classic and Ellen’s Road to Riches in 2019, which was partially offset by an increase in spend on DoubleDown Fort Knox. Total user acquisition advertising costs in 2018 was $31.6 million, representing 11.8% of revenue in 2018 and $28.5 million in 2019, representing 10.4% of revenue in 2019, and a decrease of 1.4 percentage points from 2018, which reflects the effectiveness of our player engagement strategies within the games to increase player purchases and management of total spend to ensure positive return on investment. Total sales and marketing expenses as a percentage of revenue decreased by 1.8 percentage points from 14.9% in 2018 to 13.1% in 2019 [deletion].

Sales and marketing expenses for the three months ended March 31, 2020 increased $7.4 million over the comparative period, primarily due to the increase in user acquisition costs [deletion]. Total user acquisition advertising costs increased $7.7 million to $13.0 million for the three months ended March 31, 2020 from $5.3 million for the three months ended March 31, 2019. The increase in investment to acquire new users was based on positive return on investment metric trends observed in the second half of 2019. Other sales and marketing costs decreased 0.3 million from the three months ended March 31, 2020 due to change in personnel related expenses over the comparative period.”

Note 2. Significant Accounting Policies, page F-10

3.

We note your response to prior comment four. Please illustrate how you derived deferred revenue of $1.8 million as of December 31, 2019, using actual variables for your calculation in lieu of hypothetical data. Alternatively, tell us how you considered estimating the average price of the outstanding virtual currencies in your players’ accounts to calculate deferred revenue and if you arrived at the same result.

Response to Comment No. 3:

The Company acknowledges the Staff’s request for actual variables in lieu of the hypothetical data previously provided in the response to prior Comment No. 4. The attached exhibit, which is provided supplementally and with respect to which confidential treatment is requested, includes the actual amounts for the calculation of inventory turns and how the inventory turns is applied to actual sales to determine the deferred revenue liability at month-end.

CONFIDENTIAL TREATMENT REQUESTED BY DOUBLEDOWN INTERACTIVE CO., LTD.

U.S. Securities and Exchange Commission

June 18, 2020

As described in the Company’s prior responses, inventory turns represents the consumption period over which virtual currency is consumed during gameplay. The management’s assumption is that game players generally do not purchase additional virtual currency until their existing virtual currency balances, regardless of source (e.g, purchased currency, gifted currency through social media channels, daily free chips, etc.) have been substantially consumed. Revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. At December 31, 2019, this consumption period was [****] days.

The inventory turns in days is applied to daily sales to ratably recognize revenue over the period of time chips are consumed during game play. This consumption period is relatively short ([****] days at December 31, 2019 as noted above). The exhibit provides a “waterfall” chart that is used to ratably distribute revenue over the consumption period and the amount deferred at December 31, 2019.

The Company further advises the Staff that it did not consider estimating the average price of outstanding virtual currencies in player accounts to calculate deferred revenue because the Company is unable to isolate purchased chips. In other words, the Company is not able to distinguish between the consumption of purchased, bonused, free, or virtual currency “wins” and “loses” that occur during gameplay.

The Company’s approach instead is to determine the average consumption period of all chips held by paying users. By applying the consumption period to actual purchases by day and ratably recognizing revenue, the Company believes this methodology most accurately recognizes revenue as its performance obligation is satisfied. The Company also believes that its methodology for deferred revenue calculation is aligned with others in the industry. Based upon publicly available information, including filings with the Commission, the Company believes that its peers also cannot or do not distinguish between the consumption of purchased or free virtual currency.

We thank the Staff for its review and consideration of the Company’s foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones, Esq.
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

In Keuk Kim, Chief Executive Officer, DoubleDown Interactive Co., Ltd.

Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Iksoo Kim, Esq., Greenberg Traurig, LLP

Attachment: Exhibit A

CONFIDENTIAL TREATMENT REQUESTED BY DOUBLEDOWN INTERACTIVE CO., LTD.

EXHIBIT A

DoubleDown Interactive Co., Ltd.

As of December 31, 2019

Data for the month ending December 31, 2019
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Deferred revenue calculation

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[***]
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[***]	[***]	[***]	[***]	[***]	[***]
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[***]			[***]	[***]	[***]	[***]
[***]				[***]	[***]	[***]
[***]					[***]	[***]	Deferred Revenue
[***]						[***]	$1,777,542.84